SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Multi-Color Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

625383 10 4

(CUSIP Number)

October 7, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

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1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Patrick J. Weschler*

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)   (b)

(See Instructions)

N/A

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

5.

SOLE VOTING POWER

         NUMBER OF

0

  SHARES

------------------------------------------------------------------------

       BENEFICIALLY

          OWNED BY

6.

SHARED VOTING POWER

   EACH

554,920*

        REPORTING

------------------------------------------------------------------------

           PERSON

 WITH

7.

SOLE DISPOSITIVE POWER

0

------------------------------------------------------------------------

8.

SHARED DISPOSITIVE POWER

554,920*

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

554,920*

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES*

             N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.9%

12.

TYPE OF REPORTING PERSON*

IN

*See Note 1.

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1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Robert P. Drew*

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)   (b)

(See Instructions)

N/A

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

5.

SOLE VOTING POWER

         NUMBER OF

0

  SHARES

------------------------------------------------------------------------

       BENEFICIALLY

          OWNED BY

6.

SHARED VOTING POWER

   EACH

554,920*

        REPORTING

------------------------------------------------------------------------

           PERSON

 WITH

7.

SOLE DISPOSITIVE POWER

0

------------------------------------------------------------------------

8.

SHARED DISPOSITIVE POWER

554,920*

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

554,920*

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES*

             N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.9%

12.

TYPE OF REPORTING PERSON*

IN

*See Note 1.

Note 1. On March 12, 2003, each of the filing persons was qualified as a Co-Executor of the Estate of Burton D. Morgan (the “Estate”).  The Estate, due to Mr. Burton D. Morgan’s death on March 6, 2003, acquired by operation of law 731,556 shares of Common Stock of Multi-Color Corporation.  (During 2002, and shortly prior to his death, Mr. Morgan made two gifts totaling 11,400 shares. These 11,400 shares were mistakenly reported as being owned by the Estate in its initial Schedule 13G filing.) As Co-Executors, the filing persons were each deemed to have acquired beneficial ownership of the shares owned by the Estate. The filing persons shared voting and dispositive power over the 731,556 shares held by the Estate and disclaimed beneficial ownership thereof pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. On October 7, 2003 the Estate distributed 88,318 shares to The Burton D. Morgan Foundation, and 88,318 shares to The Margaret Clark Morgan Foundation. According to records available to the Co-Executors, the Estate now owns 554,920 shares (which number includes 6,000 presently exercisable options). However, the Co-Executors have thus far been unable to trace 29,001 shares which therefore may or may not be owned by the Estate. Accordingly, the Estate’s present ownership is either 554,920 shares or 16,000 shares (both of which numbers includes 6,000 presently exercisable options).

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item

1(a)

Name of Issuer:

Multi-Color Corporation

1(b)

Address of Issuer’s Principal Executive Office:

425 Walnut Street, Suite 1300

Cincinnati, Ohio  45202

2(a)

Name of Person Filing:

Patrick J. Weschler

Robert P. Drew

2(b)

Address of Principal Business Office or, if none, Residence:

Patrick J. Weschler

Buckingham Doolittle & Burroughs, LLP

50 S. Main Street

Akron, Ohio 44309-1500

Robert P. Drew

10 West Streetsboro Street

Hudson, Ohio  44236

2(c)

Citizenship:

United States of America

2(d)

Title of Class of Securities:

Common Stock, with no par value.

2(e)

CUSIP No.:

625383 10 4

3.

Type of Person Filing:

N/A

4.

Ownership:

(a)

Amount Beneficially Owned: 554,920

(b)

Percent of Class: 13.9%

(c)

Number of shares to which the person has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

554,920

(iii) sole power to dispose or to direct the deposition of:

0

(iv) shared power to dispose or to direct the disposition of : 554,920

5.

Ownership of 5% or less of class:

6.

Ownership of more than 5% on behalf of another person:

N/A

7.

Identification and classification of the subsidiary which acquired the security being reported by the parent holding company:

N/A

8.

Identification and classification of members of the group:

N/A

9.

Notice of dissolution of group:

N/A

10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this Schedule 13G is true, complete and correct.

Date:  October 7, 2003

By: /s/ Patrick J. Weschler

Name: Patrick J. Weschler

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this Schedule 13G is true, complete and correct.

Date: October 7, 2003

By:/s/ Robert P. Drew

Name:

Robert P. Drew

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